Exhibit 99.2

NQ Mobile Inc.

(Incorporated in the Cayman Islands with limited liability)

(NYSE: NQ)

Notice of Annual General Meeting

to Be Held on December 19, 2014

(or any adjourned meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of NQ Mobile Inc. (the “Company”) will be held at 42/F Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong, on December 19, 2014 at 10:00 a.m. (local time), and at any adjourned meeting thereof, for the following purpose:

1.	To consider and, if thought fit, pass the following resolution:

“RESOLVED, as an ordinary resolution:

THAT the Company’s authorized share capital be increased from US$80,000 divided into (a) 560,000,000 Class A Common Shares of a par value of US$0.0001 each and (b) 240,000,000 Class B Common Shares of a par value of US$0.0001 each, to US$180,000 divided into (a) 1,560,000,000 Class A Common Shares of a par value of US$0.0001 each and (b) 240,000,000 Class B Common Shares of a par value of US$0.0001 each, by the creation of 1,000,000,000 Class A Common Shares of a par value of US$0.0001 each.

THAT each director or officer of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolution as such director or officer, in his absolute discretion, thinks fit.”

2.	To consider and, if thought fit, pass the following resolution:

“RESOLVED, as a special resolution:

THAT the Company’s Memorandum of Association be amended by substituting the existing Section 8 in its entirety with the following new Section 8:

‘The share capital of the Company is US$180,000 divided into (a) 1,560,000,000 Class A Common Shares of a par value of US$0.0001 each and (b) 240,000,000 Class B Common Shares of a par value of US$0.0001 each.’

THAT each director or officer of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolution as such director or officer, in his absolute discretion, thinks fit.”

3.	To transact any such other business that may properly come before the meeting.

The Board of Directors of the Company has fixed the close of business on November 14, 2014 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjourned meeting thereof.

Please refer to the accompanying Form of Proxy, which is made a part of this notice. Holders of record of the Company’s Class A or Class B common shares, par value US$0.0001 per share (the “Common Shares”), at the close of business on the Record Date are entitled to vote at the AGM and any adjourned meeting thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying Common Shares must act through Deutsche Bank Trust Company Americas, the depositary bank for the Company’s ADS program.

Holders of record of the Company’s common shares as of the Record Date are cordially invited to attend the AGM in person. Your vote is important. If you cannot attend the AGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 48 hours before the time of the AGM to ensure your representation at such meeting.

Shareholders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from the Company’s website at http://ir.nq.com, or by email to investors@nq.com.

By Order of the Board of Directors,

NQ Mobile Inc.

/s/ Henry Yu Lin
Dr. Henry Yu Lin
Chairman of Board of Directors

Beijing and Dallas, November 21, 2014